March 24, 2016

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        General Finance Corporation
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed September 11, 2015
File No. 001-32845
Definitive Proxy Statement on Schedule 14A
Filed October 16, 2015
File No. 001-32845

Dear Allegretto:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the (1) Annual Report on Form 10-K for the fiscal year ended June 30, 2015 filed September 11, 2015 and (2) the Definitive Proxy Statement on Schedule 14A filed October 16, 2015 (“Proxy Statement”) of General Finance Corporation (the “Company”), as conveyed to us in your letter dated March 10, 2016. For your convenience, each of the Staff’s comments and questions has been set forth directly above our applicable response.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page II-7

1. We note in your September 8, 2015 earnings call, your chief executive officer made reference to verbal commitments from customers to escalate contract prices when oil prices improve.  Given the importance of the price of oil on your results, please tell us and consider disclosing in more detail whether such verbal commitments represent a known event.  Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33- 8350.

The Company’s chief executive officer, Ronald Valenta, stated the following in response to a question from a participant in the earnings call:

“We have now received verbal commitments that if things improve, we will be able to re-negotiate pricing – we do not have anything contractual, not in this instance that it seems to matter anyway. So we have verbal agreements, at this point in time, that if pricing on oil improves, our pricing will as well. But clearly, pricing on oil has not improved, so we have not built any rate increase into our forecast for fiscal year 2016.”

On a follow-up question regarding these verbal assurances, Mr. Valenta clarified:

“We have a verbal understanding.”

The Company also notes that earlier on the earnings call Mr. Valenta had stated:

“What we found to be the biggest disappointment is, when we entered into the revision to the contracts or the revision to the revision, a lot of the changes subsequently occurred as a result of mandates at the corporate level...So, the pricing got considerably worse as time went on from quarter-to-quarter even though we had contractual commitments, so that was a disappointment.”

The Company does not believe that the statements made above by its chief executive officer of verbal understandings from customers regarding rate increases if oil prices improve constitute a known event as it is effectively an understanding to negotiate if conditions improve, not necessarily a contractual commitment.  Further, the Company’s experience, as stated by its chief executive officer, has been that contractual commitments are not necessarily adhered to by customers when oil prices subsequently decline.

Year Ended June 30, 2015 Compared to Year Ended June 30, 2014, page II-7

2. We are unable to tie out your stated increase of $60.3 million in your North America Leasing operations to your North American Leasing operations reflected in Note 12. Please reconcile or explain to us how your stated increase is reflected in North America Leasing.  Similarly we are unable to reconcile the decrease in manufacturing sales of $5.6 million with the information in Note 12. To the extent any narrated fluctuations in your discussion of results of operations do not agree to the financial statements or the detail in the notes, then you should provide a table in your discussion that correlates the numbers in your discussion with the numbers reflected in the financial statements.

Revenues from the Company’s North America Leasing operations during the year ended June 30, 2014 (“FY 2014”) of $108,533,000, as disclosed in Note 12, should be reduced by the intra segment revenues of $2,779,000, as disclosed in the last paragraph of Note 12.  The net revenue amount of $105,754,000, or $105.8 million, in FY 2014 when compared to the revenues from the Company’s North America Leasing operations during the year ended June 30, 2015 (“FY 2015”) of $166,242,000, or $166.2 million, which is also disclosed in Note 12, calculates an increase of $60.4 million between the periods.  There were no intra segment sales in FY 2015.  The difference in the $60.4 million from the $60.3 million stated increase is due to rounding as a result of deriving amounts from schedules supporting the disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations versus schedules supporting the segment disclosure.  The Company will assure that similar disclosures will tie out in future filings.

Sales from the Company’s North America Manufacturing operations during the FY 2014 of $48,287,000, as disclosed in Note 12, should be reduced by the intersegment net revenues of $28,640,000, as disclosed in the last paragraph of Note 12.  The net sales amount of $19,647,000 in FY 2014, or $19.6 million, which are effectively sales to third parties (as can be seen in the Consolidated Statements of Operations), when compared to net sales to third parties from the Company’s North America Manufacturing operations during FY 2015 of $13,981,000, or $14.0 million (as shown in the Consolidated Statements of Operations), calculates a decrease of $5.6 million between the periods.  The $13,981,000 can also be derived by taking the Company’s North America Manufacturing operations during the FY 2015 of $34,307,000, as disclosed in Note 12, and reducing it by the intersegment net revenues of $20,326,000, as disclosed in the last paragraph.

Liquidity and Financial Condition

Cash Flows for FY 2015 Compared to FY 2014, page II-14

3. Please provide a more informative analysis and discussion of operating, investing and financing cash flows for each period presented.  In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not solely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and in further reviewing its analysis and discussion of cash flows concluded that it would be appropriate to include in future flings a more informative discussion of the limited access to operating and financing cash flows of its Asia-Pacific operating segment, Royal Wolf Holdings Limited and subsidiaries (“Royal Wolf”).  While the Company owns a majority interest of Royal Wolf and its results and accounts are included in the consolidated financial statements, access to its operating cash flows, cash on hand and other financial assets and the borrowing capacity under its senior credit facility are limited to the Company contractually by its senior lenders and, to a certain extent, as a result of Royal Wolf being a public reporting entity on the Australian Stock Exchange.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventories, page F-9

4. You disclose that “Inventories….consist of primarily finished goods for containers, modular buildings and mobile offices held for sale or lease”.  Please explain to us why inventories would include items held for lease and how you would determine whether an item that is held for sale or lease should be classified as inventory or as part of the lease fleet.  Please be detailed in your explanation.

The Company accounts for purchases of units of what would be considered lease fleet initially as a component of inventories.  From inventories, the unit would be either sold or placed on lease.  If sold, the carrying value would be relieved from inventories and realized into the statement of operations.  If placed on lease, it would be transferred to the lease fleet.  Once in the lease fleet, the unit remains there until disposed, either by sale or retirement.

Note 4. Acquisitions, page F-16

5. We note you made a series of acquisitions in fiscal years 2013, 2014, 2015.  We further note that you combined what appear to be the less significant acquisitions as “Other Acquisitions” in the tabular disclosure of tangible and intangible assets acquired and liabilities assumed pursuant to ASC 805-10-50-3.  Please explain how you complied with the disclosure requirements of ASC 805-10-50-2h.  If you omitted such disclosures due to materiality, please provide your calculation of how you determined materiality.

The Company initially evaluated the materiality of acquisitions under Rule 3-05 of Regulation S-X. Based upon its evaluation, the Company determined that all the acquisitions were individually below the requirements of a significant acquisition at the 20% level and in the aggregate below the 50% significance level, with the exception of the acquisition of the businesses of Lone Star Tank Rental LP and KHM Rentals, LLC (“Lone Star”) in April 2014, which exceeded the 40% significance level.  Subsequently, the Company compared the combined total revenues of the acquired businesses (other than Lone Star and Southern Frac, LLC, which was acquired in October 2012 and became a new operating segment after its acquisition ) since the respective dates of acquisitions for each period presented and calculated that these combined revenues represented  2.4% 1.7% and 3.5% of the Company’s total consolidated revenues (after excluding the revenues of such acquired businesses since the respective dates of acquisitions) during the fiscal years ended June 30, 2015, 2014 and 2013, respectively.  The Company concluded that these levels were immaterial to each of the fiscal years presented.

6. You refer to funding the acquisition of Southern Frac through issuance of 750 shares of Series C Convertible Preferred Stock which you refer to Note 3. Note 3 discloses the details of the issuance of Series C Cumulative Redeemable Perpetual Preferred Stock which appears to contain different terms than the Series C Convertible discussed in Note 4.  Finally, Note 3 also contains a reference to Note 5 in describing the required use of proceeds of the Series C Preferred stock.  Please help us understand the terms and history of any issuances of Series C preferred stock and explain how the existing disclosure conveys such history.  Please also explain the purpose and meaning of the note references contained in Notes 3 and 4.  We may have further comment.

The Staff is correct, the Series C Convertible Preferred Stock (“Convertible Preferred Stock”) issued in connection with the Southern Frac acquisition in October 2012, as disclosed in Note 4, is different than the Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”) issued in a public offering in May 2013, as disclosed in Note 3.  The 750 shares of the Convertible Preferred Stock was converted into 150,000 shares of the Company’s common stock during the fiscal year ended June 30, 2013, as disclosed in the Consolidated Statements of Equity, prior to the public offering of the Series C Preferred Stock.  In the Company’s Form 10-K for the Fiscal Year Ended June 30, 2014, there was a description of the Convertible Preferred Stock in Note 3, but it was removed in the Form 10-K for the Fiscal Year Ended June 30, 2015 as the Company believed it was no longer pertinent.  However, the Company inadvertently did not remove the reference to Note 3 in disclosing the Southern Frac acquisition in Note 4.

Note 12. Segment Reporting, page F-33

7. Please disclose the basis of accounting used for transactions between reportable segments pursuant to ASC 280-10-50-29(a). Please show us in your supplemental response what the revisions will look like in future filings.

The Company acknowledges the Staff’s comment and will disclose in future filings that transactions between reportable segments included in the tables in Note 12 are recorded on an arms-length basis in conformity with accounting principles generally accepted in the United States and the Company’s significant accounting policies as denoted in Note 2.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Executive Compensation Program, page 30

8. We note that the named executive officers were entitled to receive 80%, 75%, 60%, 22.7% and 60.7%, respectively, of their potential annual bonuses based upon achieving EBITDA, and the remaining amounts based on the achievement of specific performance indicators.  Please revise to disclose the potential annual bonus amount for each named executive officer, as well as the target level(s) of EBITDA.  Furthermore, you state that “General Finance Corporation “exceed[ed] its EBITDA targets” and “Pac-Van and Southern Frac…exceed[ed] its EBITDA targets,” but that the bonuses of Messrs. Barrantes, Wilson, Kluckman and Allan were not based on EBITDA targets.  Please revise to explain how and why it was determined not to award bonuses based on the pre- established criteria.  Finally, please revise to disclose the factors upon which Mr. Valenta’s bonus was based.

The Company hereby undertakes in future disclosures to provide the potential bonus amount for each named executive officer.  The Company further undertakes in future disclosures to provide the Company’s consolidated EBITDA target upon which EBITDA bonuses are based.

Regarding the awarding of bonuses based on EBITDA targets for fiscal year 2015, the Company did not attain its consolidated EBITDA target; General Finance Corporation, Pac-Van, Inc. and Southern Frac, LLC did attain their EBITDA targets, but Lone Star and Royal Wolf failed to meet their respective EBITDA targets.  The failure of Lone Star and Royal Wolf to meet these EBITDA goals prevented the Company from meeting its consolidated EBITDA targets and resulted in the named executive officers not receiving bonuses based on these EBITDA targets.  The Company undertakes to clarify future disclosures regarding the attainment of EBITDA bonus targets by the Company and each of its subsidiaries.

The Company hereby undertakes in future disclosures to provide the factors upon which Mr. Valenta’s bonus was based.

With regard to the Staff’s request that the Company disclose EBITDA targets used in determining bonuses for each named executive officer, the Company believes that disclosure of information concerning the EBITDA targets of the Company’s subsidiaries will cause substantial competitive harm to the Company, and, therefore, such information may be excluded from its public filings.  The Company has omitted such specific quantitative performance targets from its Proxy Statement based on Instruction 4 to Item 402(b) of Regulation S-K, which states that a registrant is “not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” See also Instruction 2 to Item 402(e)(1) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K instructs that the standard for determining whether the disclosure of certain information would cause competitive harm to a registrant is the same as the standard for analyzing a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Rule 24b-2 incorporates the criteria from the Freedom of Information Act, as amended (the “Act”), pursuant to the exemption thereunder for trade secrets and commercial or financial information, 5 U.S.C. § 552(b)(4) (“Exemption 4”), and 17 C.F.R. § 200.80(b)(4) (1982), the corresponding Commission regulation. Specifically, Exemption 4 provides that the Act does not apply to matters that are “commercial or financial information obtained from a person and privileged or confidential.” In general, courts have allowed registrants to retain information confidentially “if disclosure of information is likely to . . . cause substantial harm to the competitive position of the person from whom the information was obtained.”  National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Specifically, “[i]n order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (citing National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)).

Federal courts have also considered information confidential if such information is of the type that would not customarily be released to the public by the person from whom it was obtained.” Sterling Drug, Inc. v. Fed. Trade Comm’n, 450 F.2d 698, 709 (D.C. Cir. 1971).  Over time, courts have recognized certain information relating to business, commerce or trade to be confidential, including, but not limited to, profit and sales data, information from which competitors could derive profit margins, and revenue breakdown information. See, e.g., id. (holding that sales, cost and profit data was exempt from disclosure under the Act pursuant to Exemption 4); Burke Energy Corp. v. Dept. of Energy for the U.S., 583 F. Supp. 507, 511 (D. Kan. 1984) (discussing the types of commercial and financial information included within the exemption); Public Citizen Health Research Group v. Nat’l Inst. of Health, 209 F. Supp.2d 37, 48-49 (D.D.C. 2002) (noting that “information that competitors could use to derive a firm’s profit margin constitutes serious competitive harm”). Disclosure of the EBITDA bonus targets for the Company’s subsidiaries would cause serious competitive harm and such information is therefore confidential commercial and financial information exempt from disclosure under the Act.

The Company’s named executive officers manage four separate subsidiary companies, and the disclosure of EBITDA bonus targets for these subsidiary companies would allow their competitors critical insights into growth targets those companies were planning to grow in coming year which would necessarily provide competitors information concerning future lease rate behavior, capital investment inferences and expected acquisition activity.  Similarly, if the EBITDA bonus targets of these subsidiaries were to decline substantially, competitors could make inferences about the leasing and sales strategies and other plans.

The foregoing is a partial list of examples of the substantial competitive harm that disclosure of our EBITDA bonus targets for Company subsidiaries are likely to cause. Any of these consequences would significantly harm the Company’s business, results of operations and financial information.

We have reviewed the proxy statements of principal competitors, Mobile Mini, Inc. filed on March 15, 2016 and McGrath Rent Corp. filed on May 7, 2015 and note that these proxy statements provide consolidated EBITDA bonus targets but do not include EBITDA targets for their subsidiaries.  Requiring the Company to disclose EBITDA bonus targets for individual named executive officers (and the automatic disclosure of their subsidiary EBITDA bonus targets) would therefore place the Company at a competitive disadvantage in the absence of comparable disclosure from its competitors.

Because our Company subsidiary EBITDA bonus targets constitute confidential commercial and financial information, the disclosure of which would cause substantial competitive harm, such information need not be disclosed in accordance with Instruction 4 to Item 402(b) of Regulation S-K, we respectfully request that the Company be permitted to disclose the Company’s consolidated EBITDA bonus targets and that the Company not be required to disclose Company subsidiary EBITDA bonus targets in light of the competitive harm that such disclosure may cause.

9. Please revise to enhance your disclosure regarding how you determined the number of stock awards and option awards to be granted to each named executive officer.

The Company hereby undertakes in future disclosure to enhance its disclosure concerning how the Company determined the number of stock awards and option awards granted to each named executive officer, including further disclosure of surveys of competitor equity awards, benchmarking of those awards, the prior and past performance of the named executive officers and process followed by the Company’s chief executive officer and the Compensation Committee in determining equity awards.

10. We note that your compensation committee “engaged Semler Brossy…to provide a benchmarking analysis which compared the Company’s compensation program to industry peers and comparable companies.”  Please revise to clarify whether you benchmarked the compensation of your named executive officers against the data provided by Semler Brossy. If so, please disclose the component companies used for benchmarking and the level at which you benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company hereby undertakes in future disclosures to disclose that the Company benchmarked the compensation of its named executive officers against data provided by Semler Brossy and the component companies used for the benchmarking as well as the level at which the Company benchmarks.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned via electronic mail address cbarrantes@generalfinance.com or by phone number (626) 204-6307.

Sincerely,

/s/ Charles E. Barrantes
Charles E. Barrantes
General Finance Corporation
Chief Financial Officer

cc: Christopher A. Wilson, General Finance Corporation, General Counsel & Vice President